Exhibit 99.1

TSX:   JE
NYSE: JE

●	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reaches Agreement on the Sale of Hudson Energy Solar Corp.

TORONTO, ONTARIO - - September 19, 2014 - Just Energy Group, Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a competitive retailer of natural gas and electricity, today announced that it has entered into an agreement to sell the shares of Hudson Energy Solar Corp. (“Hudson Solar”), its commercial solar development business, to a leading global energy company.

The purchase price to be paid will allow the assumption or repayment by the purchaser of approximately USD$33 million in outstanding debt plus the payment of approximately USD$23 million cash at closing.  After deducting certain transaction costs, the net proceeds will be used for general corporate purposes, including reducing the balance on Just Energy’s revolving credit facility.  The final sales price and net proceeds may be subject to certain adjustments including for working capital balances as well as potential earn-out payments.  Closing is expected on or around September 30, 2014.  The sale is contingent upon consents of various lenders.

Co-CEO Deb Merril stated: “When Just Energy set out to identify non-core assets that could be sold to reduce debt, the Hudson Solar division was one of the assets identified. This sale will result in a reduction in our overall debt level while allowing us to continue to focus on our core energy business.  The sale of these commercial solar installations does not alter the Company’s interest in residential solar as a possible growth driver for the future. ”

CIBC World Markets acted as financial advisor to Just Energy with respect to the transaction.

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves more than 2 million residential, commercial and home services customers (4.7 million RCEs) through a wide range of energy programs and home comfort services. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to the closing of the sale of Hudson Solar and the anticipated benefits thereof, as well as customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the sale of Hudson Solar or the working capital requirements, as well as levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Pat McCullough
Chief Financial Officer
Phone: 713-933-0895
pmccullough@justenergy.com